EXHIBIT 99.24

NEWS RELEASE DATED AUGUST 5, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	5th August 2010

FINAL DRILL RESULTS FROM TASMAN’S SPRING PROGRAM AT NORRA KARR, SWEDEN RETURNS FURTHER THICK INTERVALS OF HEAVY RARE EARTH ELEMENTS AND ZIRCONIUM

Including 138m at 0.44 % TREO, 2.03 % ZrO2 with 62.3 % HREO (NKA10021); and
22.0m at 0.70 % TREO, 1.72 % ZrO2 with 48.1 % HREO (NKA10026)

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV - TSM; Frankfurt - T61; Pink Sheets - TASXF. Mr Mark Saxon, President & CEO, is pleased to provide assay results from the final 6 holes drilled as part of Phase 2 program completed at the Company’s 100% owned Norra Karr rare earth element (REE) – zirconium (Zr) project in Sweden.  Once again, all 6 holes intersected REE-Zr mineralization, with a maximum mineralized width of 138.0m.  Tasman successfully intersected mineralization in all drill holes completed during this first drill program at Norra Karr.

Results from 26 drill holes have now been released, with these 6 new drill holes located on two infill sections each spaced 200m from the sections previously reported in the Phase 1 program.  A complete set of plans, sections, drill hole coordinates and mineralized intervals can be found on the Company’s website at http://www.tasmanmetals.com/s/Norra-Karr.asp.

A highlight of these new Norra Karr results is NKA10021 which lies on the northern infill section (see Figure 1), that intersected 66.8m at 0.52 % TREO (total rare earth oxide), 2.14 % ZrO2 (zirconium oxide), with 61.9 % of the TREO being HREO (heavy rare earth oxide).  The final hole of the program, NKA10026 ended in mineralization and intersected 67.6m at 0.62 % TREO, 1.67 % ZrO2, with 47.7 % of the TREO being HREO.  Within the total 26 hole program, grades intersected ranged up to 2.27% TREO and 4.4% ZrO2 and mineralized thicknesses up to 149.3m.

The Norra Karr project is characterized by containing a very high proportion of the high value HREO, with HREO as a percentage of TREO often exceeding 50% over intervals in excess of 50m.  This trend persisted in these final 6 holes.  Percentage HREO values from all 26 holes ranged from 6.7% to 68.1% of the TREO and averaged 54.9%.  In order of decreasing abundance, the TREO at Norra Karr is comprised principally of Y (yttrium), Ce (cerium), Nd (neodymium), La (lanthanum) and Dy (dysprosium).

For the 6 holes reported, the first 3 lie on the northern infill section of drilling at approximately 80m spacing, (see Figure 1), and the final three lying on the western side of the southern infill section, again at 80m spacing.

The best results returned from holes 21 to 26, calculated using a lower cut-off of 0.2% TREO are:

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
NKA10021	1.6	139.6	138.0	0.44	62.3	2.03
including	1.6	68.5	66.9	0.52	61.9	2.14
NKA10022	0.6	86.0	85.4	0.31	62.6	1.70
NKA10023	3.9	39.9	36.0	0.30	62.2	1.51
NKA10024	2.9	51.3	48.4	0.51	40.3	1.34
	116.4	140.9	24.5	0.44	43.7	1.25
NKA10025	2.5	22.6	20.1	0.25	63.3	1.18
	32.3	123.8	91.5	0.53	44.6	1.41
including	36.2	85.9	49.7	0.60	46.6	1.53
NKA10026	81.9	*149.5	67.6	0.62	47.7	1.67
including	95.5	117.5	22.0	0.70	48.1	1.72

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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* mineralized to end of hole

"The release of this set of drilling results completes a very encouraging first program on this exciting new Scandinavian rare earth element and zirconium project” said Mark Saxon, Tasman’s President & CEO.  “We are very pleased with the progress made at Norra Karr, having been able to work quickly and cost effectively due to the excellent infrastructure, including all year 2 wheel drive road access.  We are now interpreting results from the drill program, undertaking mineralogical work with Dr Tony Mariano to identify REE-bearing minerals, and preparing to place the contract for the calculation of the first mineral resource estimate.  Due to Norra Karr’s very high HREO enrichment and it’s uniqueness in mainland Europe, the project has strong potential to provide a secure future source of rare earth elements and zirconium for the European region.”

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drill holes appear associated with partially melted or pegmatitic intervals within the intrusion.  REE bearing minerals include eudialyte, catapleite, britholite, rosenbuschite, and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/. A recent interview with Tasman CEO Mark Saxon can be found at http://strategicmetalstocks.resourcestockdigest.com/featured_companies/tasman/index.php?&content_id=246

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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Figure 1: Drillhole locations at the Norra Karr project, Sweden.